Exhibit 99.1

VivoPower Announces Definitive Distribution Agreement with Ulti-Mech in Western Australia for Tembo Electric Utility Vehicles

LONDON, February 27, 2023 (GLOBE NEWSWIRE) – VivoPower International PLC (NASDAQ: VVPR, the “Company”) is pleased to announce that it has signed a definitive agreement (“Agreement”) with Ulti-Mech Pty Ltd (“Ulti-Mech”) for Ulti-Mech to market, distribute and service Tembo-powered electric utility vehicles across Western Australia, home to half of Australia’s mines and the leading destination in the world for mining investment.

Ulti-Mech is a 100% Australian-owned and operated automotive service company headquartered in Newman, Western Australia. It has three locations enabling comprehensive coverage of Western Australia from north to south with plans to expand to two additional large mining towns in the Pilbara region, Tom Price and Karratha. The company provides specialised mining and 4WD automotive services through expert on-site advisors and highly qualified mechanics to leading large cap mining companies and their contractors.

Under the Agreement, Ulti-Mech has committed to sell a minimum of 1,000 Tembo EV conversion kits from execution of this Agreement over the next 5 years across Western Australia. Ulti-Mech will be responsible for acquiring utility vehicles, converting the vehicles to ruggedised Electric Utility Vehicles (“EUV”) using Tembo conversion kits, selling the units to end-customers and providing after-sale servicing and maintenance with support from Tembo.

The Tembo EV kits will transform new and second hand diesel-powered 4x4 LandCruiser and Hilux vehicles into ruggedised EUVs for use in the mining industry, as well as other sectors. Tembo EV conversion kits are a key component of VivoPower’s turnkey sustainable energy solutions, designed to help corporate customers accelerate towards their net zero carbon goals and to achieve cost savings.

Kevin Chin, VivoPower’s Executive Chairman and Chief Executive Officer said:

“Western Australia is one of the world’s largest mining markets and we have been seeking to partner with a well-established and highly reputed local leader in mine spec and 4WD automotive services. We are delighted to partner with Ulti-Mech and cater to its blue chip clientele, including some of the world’s pre-eminent mining companies. Ulti-Mech’s coverage across Western Australia is strategically important, given it is Australia’s largest state by land mass with mines located in remote locations from north to south. Importantly, Ulti-Mech is an Authorised Inspection Station service provider for the Department of Transport of Western Australia. We look forward to co-locating Tembo trained engineers across Western Australia, to support Ulti-Mech and its team to help its customers towards achieving their net zero objectives.”

John Adams, Ulti-Mech’s Founder and Managing Director said:

“I am thrilled to enter into a partnership with Tembo. With three locations in the heart of Western Australia’s mining market, we are perfectly placed to successfully supply and service the Tembo electric utility vehicle. With increased pressure for mining companies to start their Net-Zero journey, the Tembo solution is a significant step in that direction.”

About VivoPower

VivoPower is an award-winning global sustainable energy solutions B Corporation company focused on electric solutions for customised and ruggedised fleet applications, battery and microgrids, solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower has operations and personnel in Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines and the United Arab Emirates.

About Ulti-Mech

Ulti-Mech is a 100% Australian-owned and operated company, first established in the Pilbara mining town of Newman in Western Australia. The company has over the years built a highly experienced team with specialised knowledge across a range of mining and 4WD automotive services. Ulti-Mech has expanded into the Perth metropolitan and Southern areas of Western Australia with three locations strategically located to provide coverage to its customers throughout Western Australia.

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Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

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